

DAVIDE CAMPARI - MILANO S.p.A.

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: +39 02 6225.1 - FAX: +39 02 6225312 - E-MAIL: DAVIDECAMPARI@CAMPARI.COM - WWW.CAMPARI.COM

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America



03050719

By Courier

May 20, 2003

03 MAY 22 7:21

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quarterly report as of March 31, 2003, referring to the period from January 1, 2003 to March 31, 2003, as approved by the Board of Directors Meeting held on May 12, 2003, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the quarter from January 1, 2003 to March 31, 2003; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

5/27

Encs.

Davide Campari-Milano S.p.A.

Quarterly Report as of 31 March 2003

Prepared on a consolidated basis

CONTENTS

1. Introduction

The sales and financial results achieved by the Campari Group during the first quarter of 2003 are summarized in the table below and thoroughly discussed in the subsequent paragraphs.

	€ million		%
	first quarter 2003	first quarter 2002	Variation
Sales net of discounts and excise duties	135.2	127.7	5.9%
EBITDA	31.7	31.0	2.5%
EBITA	28.3	27.0	4.5%
EBIT	21.3	20.2	5.4%
Income before taxes	17.9	17.5	2.4%
Group's income before taxes	15.3	14.5	5.9%

2. Directors' notes on performance in the first quarter 2003

2.1 Significant events

Agreement with unions

On January 10th, 2003, the Group announced it had reached an important agreement with unions on the rationalization of its production organization, with the opening of the new plant in Novi Ligure and the progressive divestiture of the current plants in Sesto San Giovanni and Termoli.
The employment level will remain unchanged.
In any case, concrete out-placement initiatives will be ensured for all employees who prefer not to move to the new plant.
The agreement, which is also characterized by major financial support for workers to be placed in "mobility lists", was reached in a wholly transparent fashion with union organizations, with communications provided as early as March 2002 and with the completion of the operation planned for the end of 2005.

Campari stock included in Midex

Starting on January 30th, 2003, Campari stock has been included in Midex, the Italian index of mid-capitalization companies traded in the "Mercato Telematico Azionario" (MTA) organized and managed by Borsa Italiana S.p.A.
In particular, Midex comprises 25 domestic stocks listed on the stock market, selected mainly according to liquidity and market capitalization criteria, ranked after those included in Mib30.
Consequently to inclusion in Midex, since the same date Campari stock is also traded on the After Hours Market (TAH) organized and managed by Borsa Italiana S.p.A.

Joint-venture for the Spanish market

On February 10th, 2003, the Campari Group announced the incorporation of Summa S.L., a joint-venture with the Gonzalez Byass Group aimed at enhancing and developing the marketing of both groups' product portfolio in the Spanish market.
The joint venture, due to start operations in April 2003, is 30% owned by the Campari Group (with the residual 70% held by the Gonzales Byass Group), has a projected sales volume of 1.8 million cases and projected yearly turnover of over € 65 million.
The Gonzalez Byass Group, founded in 1835, is one of the leading companies in Spain in the production and marketing of sherry, brandy and other wines and spirits, including: the market leaders Tio Pepe fine sherry and Soberano brandy; Lepanto, leader in the super premium brandy category; the range of 30 year aged sherries (Apostoles, del Duque, Noe and Matusalem); the wines Beronia (*rioja*), Altozano (*Tierra de Castilla*) and the *cava* sparkling wine Castell de Vilarnau.
Currently, the Campari Group is present on the Spanish market with the Campari, CampariSoda, and SKYY Vodka brands, Cinzano *vermouths*, Cinzano Soda and Cynar.

Campari Mixx launched in Germany and Austria

During the first quarter 2003, the contracts for the distribution of Campari Mixx on the German and on the Austrian market were signed, respectively, with Interbrew Deutschland, of the Interbrew Group, and Stock Austria, of the Eckes group.

The German contract's validity is 4 years, while the Austrian contract's validity is 3 years.

In both markets, the Campari brand is foremost within the imported spirits segment: hence, the launch of Campari Mixx is the natural evolution of the Campari brand's strong presence.

Merger of Francesco Cinzano & C.ia S.p.A. into Campari-Crodo S.p.A

In 2003, Francesco Cinzano & C.ia S.p.A. is expected to be merged with Campari-Crodo S.p.A., with accounting and fiscal effects starting January 1st, 2003.

The operation is aimed at simplifying the corporate structure and rationalizing the Group's operations.

SKYY Berry, SKYY Spiced and SKYY Vanilla launched in the United States

In March 2003 SKYY Spirits, LLC launched three additional SKYY Vodka line extensions (adding to the existing SKYY Citrus).

They are SKYY Berry, SKYY Spiced and SKYY Vanilla, three flavored vodkas, a segment is experiencing strong growth in the US market.

2.2 Sales performance

All sales values provided in this paragraph, whether defined as net sales or simply as sales, are always expressed net of excise duties and discounts.

During the first quarter of 2003, net consolidated Group sales were € 135.2 million, up 5.9% over the corresponding period of last year, when they had amounted to € 127.7 million.

The following table shows sales variation in its three components of external growth, organic growth before exchange rate effects and variation due to exchange rates.

Analysis of net sales variation	€ million	in % over first quarter 2002
net sales, first quarter 2003	135.2	
net sales, first quarter 2002	127.7	
Total variation	7.5	5.9%
whereof		
external growth	8.5	6.6%
organic growth before exchange rate effects	7.3	5.8%
variation due to exchange rates	-8.3	-6.5%
Total variation	7.5	5.9%

External growth, amounting to 6.6%, derives from the € 8.5 million in sales of 1800 Tequila achieved the first three months of the year by the subsidiary Skyy Spirits, LLC.

It should be recalled that SKYY Spirits, LLC started distributing the brand in October 2002 and, consequently, sales of 1800 Tequila, for the first nine months of 2003, will add to the Group's external growth.

Organic growth, expressed at unchanged exchange rates from the first quarter of 2002, and amounting to 5.8% overall, partly benefited from the contribution of Campari Mixx, the ready to drink launched by the Group the second half of last year.

Conversely, exchange rate variations had a negative effect, quantifiable at 6.5%, on net sales

This negative effect, mainly brought about by the devaluation, relative to the consolidation currency, of the US Dollar (-18.4%) and of the Brazilian *Real* (-44.3%) with respect to the average exchange rate of the first quarter 2002, is particularly marked because the gradual depreciation of these currencies against the € started approximately towards the end of the second quarter 2002.

The devaluation of the US Dollar and of the Brazilian *Real* in the first quarter 2003 relative to the average rate for the year 2002, is lesser, i.e. respectively 11.8% and 25.8% (given average annual reference exchange rates of 0.946 for the US Dollar and 2.784 for the Brazilian *Real*).
Therefore, if the exchange rates for the US Dollar and the Brazilian *Real* were to remain substantially in line with the levels recorded the first quarter 2003, the negative impact of the exchange rate effect on an annual basis would be reduced with respect to the impact recorded the first quarter 2003.

Average quarterly exchange rates	2003	2002	Variation %
BRC x 1 €	3.750	2.088	
€ x 1 BRC	0.2666	0.4789	-44.3%
US$ x 1 €	1.073	0.876	
€ x 1 US$	0.9316	1.1415	-18.4%

For a better understanding of the tables that follow, where the impact of exchange rate variations on sales is shown, it should be noted that this impact is always calculated as follows.
Foreign currency sales of Q1 2003 are converted into € at the average exchange rate of Q1 2003 and at the average exchange rate of Q1 2002; the difference of the first value minus the second is divided by Q1 2002 sales calculated at the average exchange rate of Q1 2002, to obtain the percent value that most completely expresses the exchange rate effect.
The discrepancy between the percentage rate of the currencies' devaluation, shown in the above table, and the exchange rate effect on sales, as determined above, relates to the effect of exchange rate devaluation on the organic growth in quarterly sales.
With regard to absolute values, the break-down of overall sales growth is thus obtained, expressed in terms of €, organic growth at constant exchange rate and exchange rate effect on the value of 2003 sales obtained according to the calculation set out above.

The two tables that follow show sales by geographical area, respectively highlighting the distribution and trend in net sales by area and the incidence, in percentage terms, of the three components of external growth, organic variation and exchange rate effect on each area's total trend.

Net sales by geographical area	First quarter 2003		First quarter 2002		Variation %
	€ million	%	€ million	%	2003 / 2002
Italy	72.1	53.3%	70.8	55.4%	1.8%
Europe	26.2	19.3%	24.5	19.2%	6.7%
Americas	34.3	25.4%	29.6	23.2%	16.1%
Rest of the world	2.6	1.9%	2.8	2.2%	-6.4%
Total	135.2	100.0%	127.7	100.0%	5.9%

Analysis of % Variation in net sales by geographical area	Variation in % total in quarter	whereof growth through acquisitions	whereof gross organic variation	whereof exchange rate effect
Italy	1.8%	0.0%	1.8%	0.0%
Europe	6.7%	0.0%	6.7%	0.0%
Americas	16.1%	28.7%	14.7%	-27.3%
Rest of the world	-6.4%	0.0%	2.4%	-8.8%
Total	5.9%	6.6%	5.8%	-6.5%

Net sales on the Italian market for Q1 2003 amounted to 53.3% of the Group's consolidated sales and grew 1.8% from last year.
This variation results from:

- a particularly positive trend in spirits, which - as should be recalled - also include ready to drink sales;
- a drop in the wines segment, due mainly to Sella & Mosca wines and, to a lesser extent, to Cinzano sparkling wines, whose Q1 2002 sales had benefited from the early date of the Easter holidays;
- a contraction in soft drinks sales, substantially due to the intense promotional activity towards distributors carried out during the first quarter of the previous year, and to its consequent effect of "front loading" sales.

Sales in the Europe area, accounting for 19.3% of total sales, grew 6.7% over the corresponding period of last year.
The factors that most contributed to this positive performance were: on one hand, the launch of Campari Mixx in Germany and Austria (added to the Swiss market); on the other hand, the positive start of a new distribution agreement on the important Russian market, particularly significant for Cinzano vermouth sales.

In the Americas area, the proportion of sales over the total grew from 23.2% to 25.4%, with net sales up 16.1% from the first quarter of last year; overall, this performance results from:

- the sizable external growth, amounting to 28.7%, and wholly generated by 1800 Tequila sales;
- the positive organic growth which, after filtering out the exchange rate effect, was 14.7%, thanks to the good sales results obtained by the subsidiaries Skyy Spirits,LLC and Campari do Brasil Ltda.;
- the considerable negative impact brought about by the unfavorable trend in the exchange rates, which, in the quarter in question, eroded the area's net sales by 27.3%.

In the Rest of the World complementary area, whose portion of total sales is less than 2% and which is constituted for about 50% by sales in the Australian and Japanese markets, net sales were down 6.4%; in this case, too, the small but positive organic growth was cancelled out by the unfavorable exchange rates.

The two tables that follow provide greater details on net sales in the Americas area.

Detail of net sales	First quarter 2003		First quarter 2002		Variation %
in the Americas area	€ million	%	€ million	%	2003 / 2002
USA	28.9	84.2%	22.6	76.3%	28.2%
Brazil	4.1	12.0%	5.9	20.1%	-30.6%
other countries	1.3	3.8%	1.1	3.6%	21.4%
Total	34.3	100.0%	29.6	100.0%	16.1%

Analysis of % Variation in net sales in the Americas area	Variation in % total in quarter	whereof growth through acquisitions	whereof gross organic variation	whereof exchange rate effect
USA	28.2%	37.6%	11.0%	-20.4%
Brazil	-30.6%	0.0%	23.9%	-54.5%
other countries	21.4%	0.0%	42.6%	-21.2%
Total	16.1%	28.7%	14.7%	-27.3%

In the United States, total variation in quarterly sales was extremely positive (+28.2%): even excluding the aforementioned sizable positive contribution provided by external growth, the organic part of the business, and in particular Skyy Vodka, also had a favorable performance, amounting to 11.0% overall.
The excellent organic and external performance allowed to absorb the negative impact of the US Dollar devaluation, which exceeded 20%.
In Brazil, too, although the first quarter is not very significant, due to the low seasonality of sales, the performance was definitely positive, with 23.9% growth in net sales, measured in local currency; however, the marked devaluation of the Brazilian *Real* between the two periods had a more than proportional impact on sales, i.e. 54.5%.
Consequently, total variation in Brazilian sales, converted into €, was heavily negative (-30.6%).
The other countries in the Americas area, marginal in terms of sales amounts, grew positively, amply absorbing the negative impact of the devaluation, linked mostly to the oscillation of the US Dollar.

The two tables that follow respectively show net sales performance by business area and, for each area, the *breakdown of total growth into the components of growth through acquisitions, organic growth and exchange* rate effect:

Net sales by segment	First quarter 2003		First quarter 2002		Variation %
	€ million	%	€ million	%	2003 / 2002
Spirits	88.2	65.2%	77.4	60.6%	14.0%
Wines	15.4	11.4%	16.4	12.8%	-6.1%
Soft drinks	30.0	22.2%	31.8	24.9%	-5.6%
other sales	1.6	1.2%	2.1	1.6%	-25.2%
Total	135.2	100.0%	127.7	100.0%	5.9%

Analysis of % Variation in net sales by segment	Total	whereof growth through acquisitions	whereof gross organic variation	whereof exchange rate effect
Spirits	14.0%	11.0%	12.7%	-9.7%
Wines	-6.1%	0.0%	-2.8%	-3.3%
Soft drinks	-5.6%	0.0%	-5.6%	0.0%
Other sales	-25.2%	0.0%	-12.5%	-12.7%
Total	5.9%	6.6%	5.8%	-6.5%

Spirits

With net sales of € 88.2 million, spirits grew by 14.0% overall in Q1 2003 over the same period of 2002, when sales had been € 77.4 million.

Net of the positive impact of external growth and of the negative impact of unfavorable exchange rates (commented above), spirits show a more than satisfactory organic growth of 12.7%.

With respect to sales of main brands, some significant aspects must be noted.

Net sales of *Campari* for Q1 2003, before exchange rate effects, are up 0.7% over the corresponding period of last year; the significant negative exchange rate effect, of 5.4%, substantially generated by the considerable incidence of the brand's sales on the Brazilian market, led to an overall drop in sales, net of exchange rate effects, of 4.7%.

On the Italian market, after an excellent 2002, in the first quarter of the current year the brand continued to exhibit a positive trend (+7.3%), driven by regular and homogeneous growth in both distribution channels (on trade and off trade).

In Germany, Campari sales in the quarter were down 5.5%, highlighting the expected slow-down in the far more significant sales contraction that characterized last year.

Lastly, the trend was very positive in Brazil where, in local currency terms, Campari sales for the quarter were up 17.1%.

CampariSoda, whose sales are almost totally concentrated on the Italian market, grew 7.7% over Q1 2002, also as a result of the success of a promotional campaign.

SKYY Vodka provided a decisive contribution to the first-quarter performance by the Group's spirits, with sales up 32.7% before exchange rate effects.

The negative exchange rate effect, amounting to 23.2%, led to a reduction in total growth which, after this effect, was 9.5% (it should be recalled that 95% of this brand's sales are in the US).

As stated at the beginning of the report, in March 2003 three new line extensions of SKYY Vodka were launched on the US market, adding to the existing SKYY Citrus: SKYY Berry, SKYY Spiced and SKYY Vanilla.

Sales of the flavored vodka range are up 50.7% from Q1 2002 and have reached an incidence of 10% of total SKYY Vodka sales.

Regarding Campari Mixx, after last year's launch in Italy and Switzerland, two important commercial agreements were defined for the German and Austrian markets, thus implementing the selected distribution expansion plan.

Campari Mixx sales in the first quarter of 2003 - a low seasonality time of the year for ready-to-drinks - accounted for 3.5% of total growth in the spirits segment, which was 14.0%.

As to the other products in the spirits segment, good results came from the Brazilian brands, especially the Dreher *aguardiente* (+30.3% at constant exchange rates) and the *admix whiskies* Old Eight, Drury's and Gold Cup (+9.8% at constant exchange rates), as well as Ouzo 12 (+39.8%), which benefited during the quarter from the growth in consumption but also from the early start, on the Greek market, of the promotional activity for the summer season.

On the other hand, the slowdown in Cynar sales continues, due to the persisting difficulties encountered on the Italian market, down 8.3% overall.
Among third party brands, Jägermeister grew 11.6%.

Wines
Net sales of wines during the quarter amounted to € 15.4 million, down 2.8% at constant exchange rates.
For this segment, too, the unfavorable trend in exchange rates had a negative impact, amounting to 3.3% and bringing total sales reduction up to 6.1%.
Cinzano vermouth also recorded a negative performance, amounting to 9.5% at constant exchange rates.
The unfavorable exchange rates, at 6.3%, increased the drop to 15.8%.
The contraction, which in any case pertains to a quarter characterized by low sales seasonality, discounts the effects of the brand's excellent performance in Q4 2002.
Net sales of Cinzano sparkling wines were down 6.4%, at constant rates, from those of the first quarter 2002.
Given the relative marginality of sales outside the EU, the negative impact of exchange rates was limited to 1.0%, for a total contraction of 7.4%.
For the German market, still affected by recessionary difficulties, the drop is due to the continuing generalized slow-down in consumption.
On the contrary, sales on the Italian market reached last year's levels and, in light of the more limited contribution of sales linked to the Easter holidays, which in 2003 did not take place until the second quarter, the result attained is considered satisfactory.
Regarding Sella & Mosca wines, Q1 2003 sales were down 4.9%, increased by 1.0% by the unfavorable exchange rate effect.
The slower sales are wholly due to the Italian market, which is expected to recover in the remainder of the year.
Among third party brands, Riccadonna sparkling wines, whose main market is Australia, though heavily penalized by the unfavorable exchange rate, still closed the quarter exhibiting strong growth over last year.

Soft drinks
In Q1 2003, net sales of soft drinks were € 30.0 million, down 5.6% from last year.
As mentioned in the comments to sales by geographic area, last year in Italy, in preparation for the summer season, the distributor re-supply promotional campaign was moved up to March, thus moving sales forward to a significant extent.
In particular, in Q1 2003 Crodino net sales dropped by 2.9%, whilst the Lemonsoda, Oransoda and Pelmosoda line, which previously had been the object of the early promotional support, was down 10.4%.
In regard to the third party soft drink brands distributed by the Group, Lipton Ice Tea closed the first quarter 2003 with sales in line with last year's, whilst in early 2003, by agreement with the Eckes group, owner of the brand, the marketing of Granini fruit juices was stopped.

Other sales
This segment, which is marginal and complementary to the others, includes revenues deriving from co-packing activities and from the sale of raw materials and semi-finished products to third parties.
In Q1 2003, these sales amounted to € 1.6 million, down 25.2% from last year, when they had been € 2.1 million.
This drop is due, in equal parts, to the negative impact of the exchange rate (relating to the Brazilian subsidiary) and to the decreased bottling activity performed in Italy in the Sulmona plant.

3. Consolidated financial statements

3.1 Preparation criteria

In accordance with Art. 82, paragraph 1 of Consob resolution no. 11971 of May 14, 1999, the Board of Directors prepared the present consolidated quarterly report on operations in the first quarter of fiscal year 2003.
The financial statements for the first quarter 2003 were prepared according to the principles and assessment criteria used for the yearly financial statements, to which the reader is referred, as they are compatible with the purposes of the quarterly report.
They are therefore compliant with the civil provisions complemented and interpreted by Consob rules and by the principles set out by the National Councils of Accountants (*Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri*).
No variations took place in the consolidation area after 31 December 2002.

With respect to 31 March 2002, there are no significant effects deriving from changes to the organizational structure.

3.2 Consolidated income statement

The table that follows shows the consolidated income statement for the first quarter 2003, reclassified according to international practice.
First quarter 2003 values are compared to those of the corresponding period of 2002.
Each entry in the income statement shows the percentage with respect to net sales, as well as the percent variation between the corresponding values recorded in the two periods

Reclassified income statement	31 March 2003		31 March 2002		Variation
€ million	value	%	value	%	%
Net sales	135.2	100.0%	127.7	100.0%	5.9%
Cost of materials	(43.1)	-31.9%	(40.0)	-31.3%	7.7%
Costs of production	(10.0)	-7.4%	(11.0)	-8.6%	-8.9%
Total cost of goods sold	(53.1)	-39.3%	(51.0)	-39.9%	4.1%
Gross margin	82.1	60.7%	76.7	60.1%	7.1%
Advertising and promotion	(27.3)	-20.2%	(25.1)	-19.7%	8.8%
Sale and distribution costs	(17.5)	-12.9%	(16.8)	-13.2%	3.9%
Trading profit	37.3	27.6%	34.8	27.3%	7.3%
General and administrative expenses	(10.2)	-7.5%	(10.9)	-8.5%	-6.1%
Other operating revenues	1.2	0.9%	3.7	2.9%	-66.1%
Goodwill and trademark depreciation	(6.9)	-5.1%	(6.8)	-5.3%	1.7%
Operating income (EBIT) before non recurring costs	21.4	15.9%	20.8	16.3%	3.1%
Non recurring costs	(0.1)	-0.1%	(0.6)	-0.5%	-78.8%
Operating income (EBIT)	21.3	15.8%	20.2	15.8%	5.4%
Net financial income (losses)	(2.4)	-1.8%	(1.3)	-1.0%	80.9%
Income (losses) on net exchange rates	(0.6)	-0.4%	(0.9)	-0.7%	-38.5%
Other non operating income (losses)	(0.4)	-0.3%	(0.5)	-0.4%	-11.5%
Income before taxes	17.9	13.3%	17.5	13.7%	2.4%
Minority interests	(2.6)	-1.9%	(3.0)	-2.3%	-14.4%
Group income before taxes	15.3	11.3%	14.5	11.4%	5.9%
Tangible asset depreciation	(2.9)	-2.1%	(3.2)	-2.5%	-10.1%
Intangible asset depreciation	(7.6)	-5.6%	(7.5)	-5.9%	0.1%
Total depreciation	(10.4)	-7.7%	(10.7)	-8.4%	-2.9%
EBITDA	31.7	23.5%	31.0	24.3%	2.5%
EBITA	28.3	20.9%	27.0	21.1%	4.5%

In the reclassified income statement in the above form, where costs are aggregated by allocation, the costs borne for central research & development, quality assurance and engineering structures were classified in 2003 under the entry general and administrative expenses, while the previous years they were recorded as production costs.
Therefore, since it was not deemed necessary to reclassify 2002 accounts in similar fashion, it is noted, for purposes of a more correct comparison between the data of the two years, that in both periods these costs, though recorded in two different lines of the income statement, amount to € 0.6 million.

In the first quarter of 2003, the Group's income statement exhibits, relative to the corresponding period of the previous year, a positive variation of the various levels of profitability, substantially consistent with sales growth.
In particular, EBIT, i.e. operating income, was € 21.3 million, up 5.4% over last year (€ 20.2 million), with the same percentage of net sales (15.8%).
It is necessary to recall that the severe devaluation of the US Dollar and of the Brazilian *Real*, thoroughly analyzed in the previous paragraph for its negative impact on net sales, obviously had a positive effect on the costs of the subsidiaries Skyy Spirits, LLC and Campari do Brasil Ltda., once they are converted into €.
However, this conversion effect has an impact of differing intensity in the different cost entries of the consolidated income statement due to the different weight, in the income statements of the two subsidiaries, of individual cost categories in relation to sales.

Moreover, for Skyy Spirits, LLC, a reduction in the EBIT level of marginality, mainly brought about by the collection of lower royalties for SKYY Blue (commented specifically below), led to a reduction in the total impact of exchange rates in terms of operating income, relative to the impact recorded at the sales level.
To summarize, at constant exchange rates of the first quarter 2002, the consolidated EBIT of the period is up 7.2% over last year, with a negative exchange rate impact amounting to 1.8%.

In addition, the following variations with significant impact on EBIT are noted.
- The cost of goods sold improved its overall percent incidence on sales by 0.6 percentage points, from last year's 39.9% to 39.3%.
In this context, however, the incidence of the cost of materials is slightly higher (+0.6%), while the incidence of production costs is considerably lower (-1.2%).
This change is due mainly to the consolidation of sales of 1800 Tequila, which, being a license distributed brand, has a far higher cost of materials incidence (i.e. the purchase price from the trademark holder) than the Group's organic figure, although, on the other hand, it has no cost of production.
First quarter production costs also benefit from the reclassification discussed at the beginning of the paragraph, i.e. costs for € 0.6 million attributed, from this year on, to general and administrative expenses.
- The entry "other operating income", which includes exclusively the royalties received by third parties for the use of the Group's trademarks is markedly lower: while in Q1 2002 the recorded income amounted to € 3.7 million, in Q1 2003 they were down to € 1.2 million.
In both periods, the entry includes mainly the royalties paid to Skyy Spirits, LLC by SABMiller in relation to SKYY Blue sales, the ready to drink launched last year and produced and distributed by SABMiller in the United States.
Royalties in 2002, in addition to being converted at a far more favorable exchange rate, were higher in any case, because they were correlated to the very high sales levels that are characteristic of the product launch and initial distribution phase.
Secondarily, since the royalties are paid net of the contributions paid by Skyy Spirits, LLC in support of the communication campaign, this negative component has a greater incidence on the net proceeds of 2003.
- Depreciation on tangible assets was lower than last year as a consequence of the launch, in Italy, of the project for the replacement of products sold with "returnable packages" (crates and glass) with new, totally "disposable" packages.
This project, involving Crodino and CampariSoda sales on the on-trade channel, has the direct implication, for the Group, at the income statement level, of a higher cost of materials and lower depreciation: while disposable packages are purchased and "consumed", returnable packages are recorded as assets and consequently depreciated.
On the other hand, given that the level of returned packages is substantially similar to the value of the depreciation, in terms of cash flow this project entails a reduction in fixed asset investments by the same amount.
It should be noted that this phenomenon, already in the first quarter and even more so in the remaining months of 2003, when the "replacement" project will be completed, has the direct consequence of generating a lower growth of EBITDA with respect to EBIT.

EBITDA, i.e. operating income before all tangible and intangible asset depreciation, in the first quarter 2003 was € 31.7 million, up 2.5% over the first quarter 2003.
EBITA, i.e. operating income before goodwill and trademark amortization, was € 28.3 million, up 4.5% if compared with the corresponding period of next year.

The consolidated income statement shown and discussed above does not show taxes and net income.
However, in order to provide more complete and correct information, the Group's income before taxes, i.e. after subtracting minority interests, is provided: such income amounted to € 15.3 million, up 5.9% relative to the € 14.5 million recorded last year.
In regard to the income statement entries reported below the operating income, for losses on exchange rates and other non operating expenses, no events producing significant impacts in the two periods compared are noted.
Net financial costs instead grew by € 1.1 million, prevalently as a consequence of the consolidation into long-term debt of the short-term debt taken on early last year to finance the acquisitions of Skyy Spirits, LLC, Zedda Piras S.p.A. and Sella & Mosca S.p.A.
This debt restructuring took place during the second half of 2002 with the issue of a private placement (senior guaranteed notes), by the subsidiary Redfire, Inc. on the US market.
The most significant third party interests in companies included in the Group's consolidation perimeter are the 41.1% of Skyy Spirits, LLC (unchanged from Q1 2002) and 22.38% of Sella & Mosca S.p.A (this was 32.38% last year).

This year, the subtraction of the minority interest reduced the Group's income to a lesser extent than last year; the € 0.4 million reduction in the expense is substantially due to the impact of the US Dollar devaluation on the income of the subsidiary Skyy Spirits, LLC, income which, in local currency terms, grew all the same. Far more marginally, there is a reduction in minority interest for the Sella & Mosca S.p.A. part, where an unchanged income for the company corresponds to a reduction in the share held by third parties.

3.3 Net financial position

€ million	31 March 2003	31 December 2002	Variation
Cash and banks	90.3	103.5	(13.2)
Marketable securities	4.1	4.2	(0.1)
Payables due to banks	(109.2)	(120.2)	11.0
Real estate lease payables	(2.1)	(2.0)	(0.1)
Accrued interest on private placement	(1.4)	(3.3)	1.9
Net short term financial positions	(18.3)	(17.8)	(0.5)
Payables to banks	(4.9)	(4.9)	0.0
Real estate lease	(10.3)	(11.4)	1.1
Private placement	(156.0)	(163.1)	7.1
Other financial payables	(1.6)	(1.6)	0.0
Medium - long term debt	(172.8)	(181.0)	8.2
Net financial position	(191.1)	(198.8)	7.7

The financial position does not consider the own stock held by the Parent Company, recorded among fixed financial assets at the purchase cost of € 31 million.
Moreover, it should be stressed that if Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile du Domaine de la Margue, both subsidiaries of Sella & Mosca S.p.A., had been consolidated with the integral method, the Group's financial situation both as of March 31st, 2003 and as of December 31st, 2002 would have worsened by € 1.0 million.

4. Significant events after the end of the first quarter 2003
There were no significant events after the end of the first quarter 2003.

5. Forecast
The first quarter of the year is characterized by low seasonality of sales for the Group's product portfolio; therefore, if on the one hand it provides useful signs, on the other hand it cannot give concrete indications on the evolution of the remaining nine months in terms of sales and income.
Moreover, for Campari Mixx, by now launched in four important European markets, the product's first summer season - i.e. the peak consumption time for the ready to drink category - will not take place before the second quarter of the year.
The evolution of exchange rates also remains a highly uncertain item, given a currency market scenario that shows signs of further weakening of the US Dollar against the €, which today is already at levels impossible to predict just a few months ago.


GRUPPO
CAMPARI

COMUNICATO STAMPA

CAMPARI APPROVA LA RELAZIONE TRIMESTRALE AL 31 MARZO 2003

Ricavi netti consolidati pari a € 135,2 milioni (+5,9%)

EBITDA pari a € 31,7 milioni (+2,5%)

EBITA pari a € 28,3 milioni (+4,5%)

EBIT pari a € 21,3 milioni (+5,4%)

Utile prima delle imposte del Gruppo pari a € 15,3 milioni (+5,9%)

Milano, 12 maggio 2003 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Trimestrale al 31 marzo 2003, che mostra le **vendite e tutti i livelli di redditività in crescita**, nonostante il consistente impatto sfavorevole dei tassi di cambio che ha caratterizzato questo trimestre.

RISULTATI CONSOLIDATI DEL PRIMO TRIMESTRE 2003

Nel primo trimestre del 2003 le **vendite del Gruppo** sono state pari a € 135,2 milioni, con una **crescita del 5,9%**. La **crescita organica**, a cambi costanti, è stata **del 5,8%**, mentre l'impatto negativo dei tassi di cambio è stato pari al 6,5%, principalmente a causa della svalutazione del dollaro USA e del *Real* brasiliano. La **crescita esterna, pari al 6,6%**, è interamente attribuibile al nuovo contratto di distribuzione di *tequila* 1800 sul mercato americano.

Il **margine commerciale** si è attestato a € 37,3 milioni, evidenziando una **crescita del 7,3%** e un'incidenza sulle vendite pari al 27,6%.

L'**EBITDA** è stato di € 31,7 milioni, in **crescita del 2,5%** e con un'incidenza sulle vendite pari al 23,5%.

L'**EBITA**, ovvero il risultato operativo prima dell'ammortamento dell'avviamento e dei marchi, è stato di € 28,3 milioni, in **crescita del 4,5%** e un'incidenza sulle vendite pari al 20,9%.

L'**EBIT** è stato di € 21,3 milioni, in **crescita del 5,4%** e con un'incidenza sulle vendite pari al 15,8%.

L'**utile ante imposte** è stato di € 17,9 milioni, in **crescita del 2,4%** e con un'incidenza sulle vendite pari al 13,3%.

L'**utile prima delle imposte del Gruppo**, ovvero l'utile ante imposte al netto degli interessi di minoranza, è stato di € 15,3 milioni, in **crescita del 5,9%** e con un'incidenza sulle vendite pari al 11,3%.

Al 31 marzo 2003 l'**indebitamento finanziario netto** risulta pari a € 191,1 milioni (in calo rispetto al dato di € 198,8 milioni al 31 dicembre 2002).

VENDITE DEL PRIMO TRIMESTRE 2003

Il **segmento *spirits***, con vendite di € 88,2 milioni, pari al 65,2% del fatturato totale, è **cresciuto del 14%**. La crescita organica, pari al 12,7% a cambi costanti (3% al netto dell'effetto cambi), è stata favorita **dal buon andamento di CampariSoda** (+7,7%), **Ouzo 12** (+39,8%) e **Jägermeister** (+11.6%). Il *brand* **Campari** ha registrato una crescita del 0,7% a cambi costanti (-4,7% al netto dell'effetto cambi). In termini geografici, le vendite di Campari continuano a evidenziare un ***trend* molto positivo in Italia** (+7,3%) e in **Brasile** (+17,1% in valuta locale); in **Germania** le vendite di Campari registrano una flessione del 5,5%, evidenziando l'**atteso rallentamento** del significativo declino che ha caratterizzato l'ultimo anno. Relativamente a **SKYY**, il *brand* prosegue uno **sviluppo molto positivo** delle vendite anche nel primo trimestre del 2003, registrando una crescita del 32,7% a cambi costanti (+9,5% al netto dell'effetto cambi); nell'ambito della linea SKYY, le vendite della gamma di *flavoured vodka* lanciate nel mese di marzo 2003 (SKYY Berry, SKYY Spiced e SKYY Vanilla, che si aggiungono alla già esistente SKYY Citrus) risultano incrementate del 50,7%, raggiungendo un'incidenza del 10% delle vendite complessive di SKYY Vodka. La crescita esterna, relativa a *tequila* 1800, è stata pari al 11%.

Il **segmento *wines*** ha registrato una **flessione del 2,8%** (-6,1% al netto dell'effetto cambi). Tale andamento è determinato da una **contrazione delle vendite di Cinzano**, sia per quanto riguarda i *vermouth,* in flessione del 9,5% a cambi costanti (-15,8% al netto dell'effetto cambi in quanto penalizzati dall'eccellente

performance realizzata nell'ultimo trimestre 2002, sia per quanto riguarda gli spumanti, in flessione del 6,4% a cambi costanti (-7,4% al netto dell'effetto cambi), principalmente a causa del differimento al secondo trimestre dell'anno delle vendite relative alle festività pasquali, ritardate nel 2003 rispetto al 2002. **Sella & Mosca** ha registrato una contrazione del 4,9% (-5,9% al netto dell'effetto cambi) totalmente attribuibile a un ritardo delle vendite sul mercato italiano, ritenuto peraltro recuperabile nel corso dell'anno.

Le **vendite di *soft drinks*** hanno registrato un calo del 5,6% rispetto al primo trimestre dell'anno scorso, in cui avevano beneficiato di consistenti campagne promozionali anticipate al mese di marzo. In particolare, Crodino ha registrato una flessione contenuta al 2,9%, mentre le bevande gassate sono risultate in calo del 10,4%.

La seguente tabella mostra la scomposizione del fatturato consolidato per segmento di attività.

	1 gennaio - 31 marzo 2003		**1 gennaio - 31 marzo 2002**		**Variazione**
	€ milioni	%	**€ milioni**	%	%
Spirits	88,2	65,2	77,4	60,6	14,0
Wines	15,4	11,4	16,4	12,8	-6,1
Soft Drinks	30,0	22,2	31,8	24,9	-5,6
Altri ricavi	1,6	1,2	2,1	1,6	-25,2
Totale	**135,2**	**100,0**	**127,7**	**100,0**	**5,9**

Relativamente alla **ripartizione geografica**, le vendite del primo trimestre 2003 sul **mercato italiano** hanno rappresentato il 53,3% delle vendite del Gruppo e **sono cresciute del 1,8%, grazie all'andamento particolarmente positivo degli *spirits***. Le **vendite dell'area Europa**, pari al 19,3% del totale, sono **incrementate del 6,7%**, grazie soprattutto all'introduzione di Campari Mixx in nuovi mercati e all'avvio di un nuovo accordo di distribuzione sull'importante mercato russo. Per quanto riguarda l'area Americhe, il **mercato USA ha registrato una crescita del 28,2%**, per effetto dell'apporto del nuovo contratto di distribuzione di *tequila* 1800 (+37,6%) e della positiva crescita organica (+11% a cambi costanti). Anche **il Brasile ha registrato un'ottima *performance***, con un incremento delle vendite pari al 23,9% in valuta locale.

La seguente tabella mostra la scomposizione del fatturato consolidato per area geografica.

	1 gennaio - 31 marzo 2003		**1 gennaio - 31 marzo 2002**		**Variazione**
	€ milioni	%	**€ milioni**	%	%
Italia	72,1	53,3	70,8	55,4	1,8
Europa	26,2	19,3	24,5	19,2	6,7
Americhe	34,3	25,4	29,6	23,2	16,1
Resto del mondo	2,6	1,9	2,8	2,2	-6,4
Totale	**135,2**	**100,0**	**127,7**	**100,0**	**5,9**

PRECISAZIONE SU TRATTAMENTO FISCALE DEL DIVIDENDO

Con riferimento al comunicato stampa del 26 marzo 2003 e alla delibera assembleare del 30 aprile 2003 avente ad oggetto la distribuzione di dividendi per un ammontare complessivo di € 24.675.200 (cui corrisponde un dividendo per azione pari a € 0,88), si precisa che, fermo restando l'ammontare dei dividendi da distribuirsi e fermo restando altresì l'ammontare globale dei crediti di imposta complessivamente attribuiti (in misura pari a € 13.879.800, cui corrisponde un credito di imposta per azione pari a € 0,495), la corretta qualificazione fiscale dei crediti di imposta è la seguente: credito d'imposta di cui all'articolo 105, comma 1, lettera a), T.U.I.R., per € 10.935.600 (pari a € 0,39 per azione) e, per il residuo ammontare, credito d'imposta di cui all'articolo 105, comma 1, lettera b), T.U.I.R. per € 2.944.200 (pari a € 0,105 per azione).

* * *

CONFERENCE CALL

Si informa che alle ore 17:00 di oggi, lunedì 12 maggio 2003, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo trimestre del 2003. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri (*pass code:* C614901):

- dall'Italia: 800.914.551 (numero verde)
- dall'estero: +39.02.3700.8206

* * *

Allegato 1) GRUPPO CAMPARI - CONTO ECONOMICO CONSOLIDATO RELATIVO AL PRIMO TRIMESTRE 2003

	1 gennaio - 31 marzo 2003		1 gennaio - 31 marzo 2002		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**135,2**	**100,0%**	**127,7**	**100,0%**	**5,9%**
Costo dei materiali	(43,1)	-31,9%	(40,0)	-31,3%	7,7%
Costi di produzione	(10,0)	-7,4%	(11,0)	-8,6%	-8,9%
Totale costo del venduto	**(53,1)**	**-39,3%**	**(51,0)**	**-39,9%**	**4,1%**
Margine lordo	**82,1**	**60,7%**	**76,7**	**60,1%**	**7,1%**
Pubblicità e promozioni	(27,3)	-20,2%	(25,1)	-19,7%	8,8%
Costi di vendita e distribuzione	(17,5)	-12,9%	(16,8)	-13,2%	3,9%
Margine commerciale	**37,3**	**27,6%**	**34,8**	**27,3%**	**7,3%**
Spese generali e amministrative	(10,2)	-7,5%	(10,9)	-8,5%	-6,1%
Altri ricavi operativi	1,2	0,9%	3,7	2,9%	-66,1%
Ammortamento avviamento e marchi	(6,9)	-5,1%	(6,8)	-5,3%	1,7%
Risultato operativo (EBIT) prima dei costi non ricorrenti	**21,4**	**15,9%**	**20,8**	**16,3%**	**3,1%**
Costi non ricorrenti	(0,1)	-0,1%	(0,6)	-0,5%	-78,8%
Risultato operativo (EBIT)	**21,3**	**15,8%**	**20,2**	**15,8%**	**5,4%**
Proventi (oneri) finanziari netti	(2,4)	-1,8%	(1,3)	-1,0%	80,9%
Utili (perdite) su cambi netti	(0,6)	-0,4%	(0,9)	-0,7%	-38,5%
Altri proventi (oneri) non operativi	(0,4)	-0,3%	(0,5)	-0,4%	-11,5%
Utile prima delle imposte	**17,9**	**13,3%**	**17,5**	**13,7%**	**2,4%**
Interessi di minoranza	(2,6)	-1,9%	(3,0)	-2,3%	-14,4%
Utile prima delle imposte del Gruppo	**15,3**	**11,3%**	**14,5**	**11,4%**	**5,9%**
Ammortamenti materiali	(2,9)	-2,1%	(3,2)	-2,5%	-10,1%
Ammortamenti immaterali	(7,6)	-5,6%	(7,5)	-5,9%	0,1%
Totale ammortamenti	**(10,4)**	**-7,7%**	**(10,7)**	**-8,4%**	**-2,9%**
EBITDA	**31,7**	**23,5%**	**31,0**	**24,3%**	**2,5%**
EBITA [2]	**28,3**	**20,9%**	**27,0**	**21,1%**	**4,5%**

(1) Al netto di sconti e accise
(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi

Il Gruppo Campari

Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirits*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo, anche a seguito di un'intensa strategia di acquisizioni a livello internazionale perseguita negli ultimi anni, vanta un portafoglio ricco e articolato su tre importanti segmenti: *spirits*, *wines* e *soft drinks*. Il portafoglio prodotti di proprietà include *brands* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda in Italia, SKYY Blue negli Stati Uniti, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebraumilch in Brasile e Gregson's in Uruguay. Il Gruppo impiega circa 1.350 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A. (Reuters CPR.MI, Bloomberg CPR IM).

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it


GRUPPO
CAMPARI

PRESS RELEASE

CAMPARI APPROVES QUARTERLY REPORT AS OF 31 MARCH 2003

Consolidated net sales € 135.2 million (up 5.9%)

EBITDA € 31.7 million (up 2.5%)

EBITA € 28.3 million (up 4.5%)

EBIT € 21.3 million (up 5.4%)

Group income before taxes € 15.3 million (up 5.9%)

Milan, 12 May 2003 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the quarterly report as of 31 March 2003, **showing a growth in sales and in all profitability levels**, despite the significant unfavourable exchange rate impact which characterised the period.

FIRST QUARTER 2003 CONSOLIDATED RESULTS

In the first quarter of 2003 the **Group recorded sales** for € 135.2 million, **up 5.9%**. **Organic growth**, at steady exchange rates, **was 5.8%**, while exchange rates impacted sales negatively for 6.5%, mainly due to the depreciation of the US dollar and Brazilian *real*. **External growth, equal to 6.6%**, is entirely attributable to the new agreement for distribution of the Tequila 1800 brand in the North American market.

Trading profit was € 37.3 million, **up 7.3%** and amounting to 27.6% of sales.

EBITDA was € 31.7 million, **up 2.5%** and amounting to 23.5% of sales.

EBITA, or operating results before goodwill and trademark amortisation, was € 28.3 million, **up 4.5%** and amounting to 20.9% of sales.

EBIT was € 21.3 million, **up 5.4%** and amounting to 15.8% of sales.

Profit before taxes was € 17.9 million, **up 2.4%** and amounting to 13.3% of sales.

The **Group's profit before taxes**, or profits before taxes net of minority interests, was € 15.3 million, **up 5.9%** and amounting to 11.3% of sales.

As of 31 March 2003, **net financial debt** was € 191.1 million (down from € 198.8 million as of 31 December 2002).

FIRST QUARTER 2003 SALES

The ***spirits* segment**, with sales for € 88.2 million, or 65.2% of total sales, **recorded a 14% growth**. Organic growth, equal to 12.7% at steady exchange rates (3% net of exchange rate effects), was eased by the **positive trends in sales of CampariSoda** (+7.7%), **Ouzo 12** (+39.8%) and **Jägermeister** (+11.6%). The **Campari** brand's growth was 0.7% at steady exchange rates (-4.7% net of the exchange rate effect). In geographic terms, **Campari** sales continue to show a **very positive trend in Italy** (+7.3%) and **Brazil** (+17.1% in local currency); **in Germany** Campari sales recorded a decrease of 5.5%, a first sign that the significant **downturn which characterised the last year is now relenting as expected**. As regards **SKYY**, the brand's **positive sales trend continued** in the first quarter of 2003, marking a growth of 32.7% at steady rates (+9.5% net of the exchange rate effect); within SKYY's product range, the sales of the flavoured vodkas launched in March 2003 (SKYY Berry, SKYY Spiced and SKYY Vanilla, in addition to the already existing SKYY Citrus) increased by 50.7%, reaching a percentage of 10% of total SKYY sales. External growth, due to Tequila 1800, was 11%.

The **wines segment** recorded a **downturn of 2.8%** (-6.1% net of the exchange rate effect). This is due to a **contraction in Cinzano sales**, both in terms of *vermouths*, down 9.5% at steady exchange rates (-15.8% net of the exchange rate effect), as a result of the excellent performance in the last quarter of last year, and of sparking wines, down 6.4% at steady exchange rates (-7,4% net of the exchange rate effect), mainly due to a shift of sales from March to April in connection with the different timing of the Easter holidays this year. **Sella & Mosca** recorded a 4.9% decrease (-5.9% net of the exchange rate effect), entirely attributable to slower sales in the Italian market, which however is expected to catch up throughout the year.

Sales of **soft drinks** showed a 5.6% decline compared to the first quarter of last year, when sales benefited from important promotional campaigns launched in advance in March. In particular, Crodino recorded a minor downturn of 2.9%, while sales of carbonated beverages were down 10.4%.

The following chart shows net consolidated sales by segment.

	1 January - 31 December 2002		1 January - 31 December 2001		Change
	€ million	%	€ million	%	%
Spirits	88.2	65.2	77.4	60.6	14.0
Wines	15.4	11.4	16.4	12.8	-6.1
Soft Drinks	30.0	22.2	31.8	24.9	-5.6
Other revenues	1.6	1.2	2.1	1.6	-25.2
Total	**135.2**	**100.0**	**127.7**	**100.0**	**5.9**

In terms of **geographic breakdown of sales**, first quarter 2003 **net sales in the Italian market** constituted 53.3% of the Group's sales, and were **up 1.8%, thanks to a particularly positive performance of the spirits segment**. Sales in the **European region**, equal to 19.3% of total sales, **increased by 6.7%**, due especially to the introduction of Campari Mixx in new markets and to the launch of a new distribution agreement in the important Russian market. As far as the Americas are concerned, the **US market showed a growth of 28.2%**, as a consequence of the new distribution agreement (+37.6%) and positive organic growth (+11% at steady exchange rates). **Brazil also performed very well**, with a 23.9% increase in sales in local currency.

The following chart shows a breakdown of net consolidated sales by geographic area.

	1 January - 31 March 2003		1 January - 31 March 2002		Change
	€ million	%	€ million	%	%
Italy	72.1	53.3	70.8	55.4	1.8
Europe	26.2	19.3	24.5	19.2	6.7
Americas	34.3	25.4	29.6	23.2	16.1
Rest of the world	2.6	1.9	2.8	2.2	-6.4
Total	**135.2**	**100.0**	**127.7**	**100.0**	**5.9**

CLARIFICATION ON DIVIDEND TAXATION

With reference to the press release of 26 March 2003 and to the shareholders' meeting resolution of 30 April 2003 on the distribution of dividends for a total amount of € 24,675,200 (corresponding to a dividend per share of € 0.88), the Company, having confirmed the amount of the dividends to be distributed and the total amount of allocated tax credits (i.e. € 13,879,800, corresponding to a tax credit per share of € 0.495), states that the correct qualification of the tax credits is as follows: tax credit pursuant to art. 105.1(a) of T.U.I.R. for € 10,935,600 (corresponding to € 0.39 per share) and, for the residual amount, tax credit pursuant to art. 105.1(b) of T.U.I.R. for € 2,944,200 (corresponding to € 0.105 per share).

* * *

ANALYST CONFERENCE CALL

At 5:00 p.m. (CET) today, Monday 12 May 2003, a conference call will be held during which Campari 's management will present Q1 2003 results to analysts, investors and journalists. To participate in the conference call, simply dial one of the following numbers (pass code: C614901):

- From Italy: 800.914.551 (toll-free number)
- From abroad: +39.02.3700.8206

* * *

Annex A) CAMPARI GROUP
CONSOLIDATED INCOME STATEMENT FOR THE FIRST QUARTER 2003

	1 January - 31 March 2003		1 January - 31 March 2002		Change
	€ million	%	€ million	%	%
Net revenues [1]	**135.2**	**100.0%**	**127.7**	**100.0%**	**5.9%**
Materials	(43.1)	-31.9%	(40.0)	-31.3%	7.7%
Production costs	(10.0)	-7.4%	(11.0)	-8.6%	-8.9%
Total cost of goods sold	**(53.1)**	**-39.3%**	**(51.0)**	**-39.9%**	**4.1%**
Gross margin	**82.1**	**60.7%**	**76.7**	**60.1%**	**7.1%**
Advertising and promotion	(27.3)	-20.2%	(25.1)	-19.7%	8.8%
Selling and distribution expenses	(17.5)	-12.9%	(16.8)	-13.2%	3.9%
Trading profit	**37.3**	**27.6%**	**34.8**	**27.3%**	**7.3%**
General and administrative expenses	(10.2)	-7.5%	(10.9)	-8.5%	-6.1%
Other operating income	1.2	0.9%	3.7	2.9%	-66.1%
Amortization of goodwill and trademarks	(6.9)	-5.1%	(6.8)	-5.3%	1.7%
EBIT before non-recurring expenses	**21.4**	**15.9%**	**20.8**	**16.3%**	**3.1%**
Non-recurring expenses	(0.1)	-0.1%	(0.6)	-0.5%	-78.8%
EBIT after non-recurring expenses	**21.3**	**15.8%**	**20.2**	**15.8%**	**5.4%**
Net interest income (charges)	(2.4)	-1.8%	(1.3)	-1.0%	80.9%
Exchange-rate gains (losses), net	(0.6)	-0.4%	(0.9)	-0.7%	-38.5%
Other non operating income (charges)	(0.4)	-0.3%	(0.5)	-0.4%	-11.5%
Income before taxes	**17.9**	**13.3%**	**17.5**	**13.7%**	**2.4%**
Minority interests	(2.6)	-1.9%	(3.0)	-2.3%	-14.4%
Group income before taxes	**15.3**	**11.3%**	**14.5**	**11.4%**	**5.9%**
Depreciation	(2.9)	-2.1%	(3.2)	-2.5%	-10.1%
Amortization of goodwill, trademarks and other intangibles	(7.6)	-5.6%	(7.5)	-5.9%	0.1%
Total depreciation and amortization	**(10.4)**	**-7.7%**	**(10.7)**	**-8.4%**	**-2.9%**
EBITDA	**31.7**	**23.5%**	**31.0**	**24.3%**	**2.5%**
EBITA (2)	**28.3**	**20.9%**	**27.0**	**21.1%**	**4.5%**

(1) Net of discounts and excise duty
(2) EBITA = EBIT before amortization of goodwill and trademarks

The Campari Group

The Campari Group is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA, Germany and Switzerland. Following an intensive acquisition campaign undertaken over the last few years, the Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda and Pelmosoda in Italy, SKYY Blue in the United States, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil and Gregson's in Uruguay. The Group has 1,350 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001 (Reuters CPR.MI, Bloomberg CPR IM).

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it